Exhibit 17.2

Regarding Board transition 2022

CREATD INC. INDEPENDENT DIRECTORS

February 17, 2022

Laurie Weisberg

Co-Chief Executive Officer

Creatd Inc

Dear Laurie,

This is to inform you that effective February 17, 2022, we, the below signed independent directors of the Board of Directors of Creatd Inc, are resigning our positions on the Board.

Due to repeated personality clashes with your Co-CEO, we believe that it is in the best interests of the company that we resign, and the company transition to a new group of independent directors.

We thank those officers and employees who diligently have worked with us.

We wish the new directors the best.

Very truly yours,

Leonard Schiller